Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

January 9, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 007/2003**

  Subject: Clarification of Shin Satellite's position vis-à-vis the iPSTAR project
  Date: January 9, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com. or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

January 9, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 007/2003**

  Subject: Clarification of Shin Satellite's position vis-à-vis the iPSTAR project
  Date: January 9, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5221 or prasopsc@shincorp.com. or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

RECEIPT COPY
Received by:
Date:

Rule 12g3-2 (b) Exemption File No. 82-4527

THAICOM

Summary Translation Letter
To the Stock Exchange of Thailand
Date January 9, 2003

Ref No.SSA007/2003

9th January 2003

Subject: Clarification of Shin Satellite's position vis-à-vis the iPSTAR project

To: The President
Stock Exchange of Thailand

It has come to the attention of Shin Satellite Public Company Limited that there have been rumors and comments in the market over the past few days of the risks of not being able to launch the Thaicom - 4 satellite (which for commercial purpose, is generally referred to as the iPSTAR - 1 satellite) due to the delay in the establishment of the National Telecommunications Commission ("NTC").

Shin Satellite would like to clarify here that it will launch the Thaicom - 4 satellite into the orbital slot 120 degrees East which has been allocated to it by the Ministry of Transport and Communications under the terms of the existing 30 - year concession. The regulation and supervision of the concession have now been transferred to the Ministry of Information and Communications Technology.

Consequently, there are no regulatory risks whatever that will impede the planned launch and service commencement of iPSTAR - 1 satellite.